Mail Stop 4561

August 14, 2007

Mr. Lawrence D. McGovern
Chief Financial Officer
Heritage Commerce Corp.
150 Almaden Boulevard
San Jose, CA 95113

      RE: **Heritage Commerce Corp.**
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 16, 2007
                File No. 0-23877

Dear Mr. McGovern:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006
Consolidated Statement of Cash Flows, page 57

1.   We note your disclosure on page 24 that gross loan balances decreased during 2006 due to the sale of the Capital Group loan portfolio in the first quarter for approximately $30 million. Please tell us the specific line item in which the sale is recorded on your Consolidated Statement of Cash Flows. Refer to paragraph 9 of SFAS 102.

2.   We note the significant amounts of maturities of loans held for sale during each period presented. Please tell us the types of loans to which the maturities relate, the typical holding period of those loans and the reasons why the loans were not sold prior to maturity.

Note 1- Summary of Significant Accounting Policies
Loans Held for Sale, page 59

3.   We note your disclosure on page 35 that you regularly make SBA-guaranteed loans and that the guaranteed portion of those loans may be sold in the secondary market, depending on market conditions. Once it is determined the loans will be sold, these loans are classified as held-for-sale and carried at the lower of cost or market. Please tell us whether you make the determination to sell these loans at origination (and classify them as held-for-sale) or at a later date. If at a later date, tell us how you classify the loans at origination and your basis for that classification. Refer to paragraph 8a of SOP 01-6.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon Blume
Reviewing Accountant